AiPEX5

AI Powered US Equity Index 5



Monthly Performance Report - September 2024

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex5.gbm.hsbc.com**
Bloomberg Ticker:	**None**
Geographical Focus:	**United States**
Launch Date:	**5/4/2020**
Index Type:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**None**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	0.29%
YTD	0.67%
1Y	4.18%
3Y	-5.06%
5Y	1.97%
10Y	23.35%
10Y Annualized Volatility	4.95%
10Y Sharpe Ratio	0.00
Cumulative Return	94.00%

Top 10 Holdings: As of 9/30/2024

	Index Weight(%)	Sector
ELI LILLY & CO	4.7%	Health Technology
BANK OF AMERICA CORP	4.4%	Finance
WELLS FARGO & CO	3.9%	Finance
QUALCOMM INC	3.1%	Electronic Technology
WALT DISNEY CO/THE	2.8%	Consumer Services
INTUITIVE SURGICAL INC	2.8%	Health Technology
APPLIED MATERIALS INC	2.7%	Producer Manufacturing
INTERNATIONAL BUSINESS MACHINES CORP	2.7%	Technology Services
METLIFE INC	2.5%	Finance
BOEING CO/THE	2.5%	Electronic Technology
Total	**32.0%**	

Annual Index Performance: Historical & Simulated*

2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
6.4%	-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%	-6.4%	0.8%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 9/30/2024. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-277211
October 01, 2024



Monthly Performance Report - September 2024

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	2.69%	2.64%
Consumer Non-Durables	6.54%	4.12%
Consumer Services	6.12%	3.03%
Electronic Technology	13.88%	19.94%
Finance	20.27%	13.04%
Health Technology	12.17%	9.07%
Producer Manufacturing	5.68%	4.19%
Retail Trade	2.50%	7.58%
Technology Services	16.87%	19.70%
Utilities	3.70%	2.51%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	-0.02%	0.02%
Consumer Non-Durables	0.03%	-0.02%
Consumer Services	0.08%	0.05%
Electronic Technology	0.13%	0.38%
Finance	0.06%	0.0%
Health Technology	-0.04%	-0.16%
Producer Manufacturing	0.04%	0.23%
Retail Trade	0.06%	0.32%
Technology Services	0.56%	0.67%
Utilities	0.09%	0.15%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 9/30/2024	3Y Average	5Y Average	10Y Average
Equity Portfolio	22.98%	27.60%	27.08%	33.54%
Cash	77.02%	72.40%	72.92%	66.46%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 9/30/2024. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

